UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 4, 2026, Intercont (Cayman) Limited (the “Company”) entered into a Subscription Agreement for Class B Shares (the “Subscription Agreement”) with Beverly Holding Limited (the “Subscriber”), a British Virgin Islands company wholly owned and controlled by Ms. Muchun Zhu, the Company's Chief Executive Officer. Pursuant to the terms of the Subscription Agreement, the Subscriber agreed to subscribe for an aggregate of 650,000 Class B ordinary shares of the Company at a subscription price of US$3.00 per share for an aggregate subscription amount of US$1,950,000. The Audit Committee of the Board of Directors of the Company reviewed and approved the proposed issuance of the Class B ordinary shares to the Subscriber.

Additional Information

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Material Contract - Subscription Agreement for Class B Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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